                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K


        /x/      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                 For the fiscal year ended December 31, 1995


                                       OR


        / /      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

           For the transition period from __________ to __________


                       Commission file number:  1-8247


                 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN


                 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Schuller Corporation
                          717 17th Street
                          Denver, Colorado  80202

         Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



June 20, 1996                     SCHULLER INTERNATIONAL HOURLY
                                  EMPLOYEES THRIFT PLAN



                                  By:  /s/  Ann J. Henley
                                     ------------------------------
                                            Ann J. Henley
                                            Director, Benefits

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN
                              ____________________



                    REPORT ON AUDIT OF FINANCIAL STATEMENTS

                    as of December 31, 1995 and 1994 and for
                        the Year Ended December 31, 1995

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN
            INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                              ____________________




                                                                      Pages
                                                                      -----
Report of Independent Accountants                                         2

Financial Statements:

     Statements of Net Assets Available for Benefits with
          Fund Information at December 31, 1995 and 1994              3 - 6

     Statement of Changes in Net Assets Available for
          Benefits with Fund Information for the Year
          Ended December 31, 1995                                     7 - 8

     Notes to Financial Statements                                   9 - 16

Supplemental Schedules:

     Schedule of Assets Held for Investment Purposes
          (Item 27a Form 5500)                                           17

     Schedule of Reportable Transactions
          (Item 27d Form 5500)                                           18

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Compensation Committee
  of the Board of Directors of Schuller Corporation:

We have audited the accompanying statements of net assets available for benefits of the Schuller International Hourly Employees Thrift Plan as of December 31, 1995 and 1994 and the statement of changes in net assets available for benefits for the year ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Schuller International Hourly Employees Thrift Plan at December 31, 1995 and 1994, and the changes in net assets available for benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The Supplemental Schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ COOPERS & LYBRAND L.L.P.
- ----------------------------------
    COOPERS & LYBRAND L.L.P.




Denver, Colorado
June 20, 1996

                        SCHULLER INTERNATIONAL HOURLY
                            EMPLOYEES THRIFT PLAN
    STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                          December 31, 1995 and 1994

                                         Retirement
                                         Government
                                           Money      Managed                                                          International
                                           Market     Income     Asset   Disciplined     Value    Magellan      OTC      Growth and
            1995                         Portfolio   Portfolio  Manager  Equity Fund     Fund      Fund      Portfolio  Income Fund
            ----                         ----------  --------- --------- ------------  -------- -----------  ---------  -----------
           ASSETS
Investments (Notes 2, 3 and 4):
  Commingled funds, at market value:
    Retirement Government Money
      Market Portfolio (cost $1,061,473)  $1,061,473
    Managed Income Portfolio
      (cost $944,449)                                 $944,449
    Asset Manager (cost $1,452,585)                             $1,573,063
    Disciplined Equity (cost $1,437,155)                                    $1,542,081
    Value Fund (cost $753,867)                                                          $849,941
    Magellan Fund (cost $2,834,053)                                                               $3,311,967
    OTC Portfolio (cost $460,105)                                                                              531,823
    International Growth and
      Income Fund (cost $573,962)                                                                                       $589,528

  RVW Stock Pool (cost $5,690)
  Loans to Plan members, at cost

Due from associated funds                      2,424     4,154       4,153       3,173     1,832      7,198        906     2,136

Contributions receivable:
    Plan members                              11,650     9,203      16,982      13,866     8,693      33,261     5,401     7,361
    Company                                    1,823     1,348       2,297       1,857     1,191       4,647       759     1,266

Cash and accrued income receivable
  (Note 2)
                                          ----------  --------  ----------  ----------  --------  ----------  --------  --------

    Total assets                           1,077,370   959,154   1,596,495   1,560,977   861,657   3,357,073   538,889   600,291

       LIABILITIES

Payable to associated funds
                                          ----------  --------  ----------  ----------  --------  ----------  --------  --------
Net assets available for benefits         $1,077,370  $959,154  $1,596,495  $1,560,977  $861,657  $3,357,073  $538,889  $600,291
                                          ==========  ========  ==========  ==========  ========  ==========  ========  ========


   The accompany notes are an integral part of these financial statements.

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1995 and 1994




                                               RVW
                                              Stock       Loan         Combined
         1995 (Continued)                      Pool      Account        Total
         ----                                 ------     -------       --------
        ASSETS
Investments (Notes 2, 3 and 4):
  Commingled funds, at market value:
    Retirement Government Money                                      $ 1,061,473
      Market Portfolio (cost $1,061,473)
    Managed Income Portfolio
      (cost $944,449)                                                    944,449
    Asset Manager (cost $1,452,585)                                    1,573,063
    Disciplined Equity (cost $1,473,155)                               1,542,081
    Value Fund (cost $753,867)                                           849,941
    Magellan Fund (cost $2,834,053)                                    3,311,967
    OTC Portfolio (cost $460,105)                                        531,823
    International Growth and
      Income Fund (cost $573,962)                                        589,528

  RVW Stock Pool (cost $5,690)                $7,843                       7,843

  Loans to Plan members, at cost                         $646,896        646,896

Due from associated funds                                                 25,976

Contributions receivable:
    Plan members                                                         106,417
    Company                                                               15,188

Cash and accrued income receivable
  (Note 2)                                                  4,260          4,260
                                              ------     --------    -----------

    Total assets                               7,843      651,156     11,210,905

       LIABILITIES

Payable to associated funds                                25,976         25,976
                                              ------     --------    -----------

Net assets available for benefits             $7,843     $625,180    $11,184,929
                                              ======     ========    ===========


   The accompanying notes are an integral part of these financial statements.

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1995 and 1994

                                            Retirement
                                            Government
                                              Money     Managed                                                        International
                                             Market     Income     Asset      Disciplined   Value   Magellan    OTC      Growth and
            1994                            Portfolio  Portfolio   Manager    Equity Fund    Fund     Fund    Portfolio Income Fund
            ----                            --------   --------- ----------  -----------  --------  --------  --------- -----------
           ASSETS
Investments (Notes 2, 3 and 4):
  Commingled funds, at market value:
    Retirement Government Money
      Market Portfolio (cost $694,450)       $694,450
    Managed Income Portfolio
      (cost $630,064)                                   $630,064
    Asset Manager (cost $1,038,388)                               $  990,462
    Disciplined Equity (cost $901,725)                                         $898,593
    Value Fund (cost $446,119)                                                             $431,552
    Magellan Fund (cost $1,777,784)                                                                  $1,760,584
    OTC Portfolio (cost $223,007)                                                                                $227,177
    International Growth and
      Income Fund (cost $392,356)                                                                                          $370,156

  RVW Stock Pool (cost $6,347)
  Loans to Plan members, at cost

Due from associated funds                       1,340      1,735       2,311      1,849       1,482       3,890       481       828

Contributions receivable:
    Plan members                               16,460     13,397      27,941     21,322      11,402      47,859     6,478    12,732
    Company                                     2,420      1,830       3,281      2,603       1,311       5,935       865     1,908

Cash and accrued income receivable
  (Note 2)
                                             --------   --------  ----------   --------    --------  ----------  --------  --------

    Total assets                              714,670    647,026   1,023,995    924,367     445,747   1,818,268   235,001   385,624

       LIABILITIES

Payable to associated funds
                                             --------   --------  ----------   --------    --------  ----------  --------  --------
Net assets available for benefits            $714,670   $647,026  $1,023,995   $924,367    $445,747  $1,818,268  $235,001  $385,624
                                             ========   ========  ==========   ========    ========  ==========  ========  ========


   The accompanying notes are an integral part of these financial statements.

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN
     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           December 31, 1995 and 1994




                                              RVW
                                             Stock      Loan         Combined
         1994 (Continued)                     Pool     Account         Total
         ----                               --------   -------       --------
        ASSETS
Investments (Notes 2, 3 and 4):
  Commingled funds, at market value:
    Retirement Government Money                                     $  694,450
      Market Portfolio (cost $694,450)
    Managed Income Portfolio
      (cost $630,064)                                                  630,064
    Asset Manager (cost $1,038,388)                                    990,462
    Disciplined Equity (cost $901,725)                                 898,593
    Value Fund (cost $446,119)                                         431,552
    Magellan Fund (cost $1,777,784)                                  1,760,584
    OTC Portfolio (cost $223,007)                                      227,177
    International Growth and
      Income Fund (cost $392,356)                                      370,156

  RVW Stock Pool (cost $6,347)                $7,117                     7,117

  Loans to Plan members, at cost                        $322,726       322,726

Due from associated funds                                               13,916

Contributions receivable:
    Plan members                                                       157,591
    Company                                                             20,153

Cash and accrued income receivable
  (Note 2)                                                 1,954         1,954
                                              ------    --------    ----------

    Total assets                               7,117     324,680    $6,526,495

       LIABILITIES

Payable to associated funds                               13,916        13,916
                                              ------    --------    ----------

Net assets available for benefits             $7,117    $310,764    $6,512,579
                                              ======    ========    ==========


   The accompanying notes are an integral part of these financial statements.

                        SCHULLER INTERNATIONAL HOURLY
                            EMPLOYEES THRIFT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                     for the Year Ended December 31, 1995


                                   Retirement
                                   Government    Managed                                                               International
                                     Money        Income       Asset     Disciplined   Value    Magellan      OTC       Growth and
           1995                      Market     Portfolio     Manager    Equity Fund    Fund      Fund      Portfolio   Income Fund
           ----                    ----------   ---------   ----------   ----------- ---------  ---------   ---------  -------------
Investment Income:
  Dividend income                               $  48,991   $   41,152   $  164,983  $  36,023  $  186,366  $  27,666   $  18,771
  Interest income                  $   50,039
  Net appreciation in fair value
    of investments (Note 2)                                    173,214      129,857    119,830     554,380     88,058      38,824
                                   ----------   ---------   ----------   ----------  ---------  ----------  ---------   ---------

Total investment income                50,039      48,991      214,366      294,840    155,853     740,746    115,724      57,595
                                   ----------   ---------   ----------   ----------  ---------  ----------  ---------   ---------

Contributions (Note 5):
  By Plan members                     311,563     255,466      460,572      365,728    227,038     838,100    128,262     201,225
  By the Company                       42,813      36,136       57,620       46,935     27,789     111,146     18,255      33,803
                                   ----------   ---------   ----------    ---------  ---------  ----------  ---------   ---------

                                      354,376     291,602      518,192      412,663    254,827     949,246    146,517     235,028
                                   ----------   ---------   ----------   ----------  ---------  ----------  ---------   ---------

Transfers into fund from
  associated funds                    210,042     436,896       95,718      136,316    176,098     386,311    242,214      45,642
                                   ----------   ---------   ----------   ----------  ---------  ----------  ---------   ---------

Transfers out of fund to
  associated funds                   (237,850)   (441,351)    (236,170)    (182,796)  (152,763)   (459,007)  (197,153)   (116,555)
                                   ----------   ---------   ----------   ----------  ---------  ----------  ---------   ---------

Withdrawals and forfeitures
  (Note 6)                            (11,639)    (22,080)     (17,673)     (23,674)   (18,049)    (77,536)    (3,399)     (6,912)
                                   ----------   ---------   ----------   ----------  ---------  ----------  ---------   ---------

Administrative expenses                (2,268)     (1,930)      (1,933)        (739)       (56)       (955)       (15)       (131)
                                   ----------   ---------   ----------   ----------  ---------  ----------  ---------   ---------

Net increase                          362,700     312,128      572,500      636,610    415,910   1,538,805    303,888     214,667

Net assets available for benefits:

   Beginning of year                  714,670     647,026    1,023,995      924,367    445,747   1,818,268    235,001     385,624
                                   ----------   ---------   ----------   ----------  ---------  ----------  ---------   ---------

   End of year                     $1,077,370   $ 959,154   $1,596,495   $1,560,977  $ 861,657  $3,357,073  $ 538,889   $ 600,291
                                   ==========   =========   ==========   ==========  =========  ==========  =========   =========


   The accompanying notes are an integral part of these financial statements.

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN
 STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                      for the Year Ended December 31, 1995



                                           RVW
                                          Stock          Loan        Combined
      1995 (Continued)                     Pool         Account        Total
      ----                               --------      --------     -----------
Investment Income:
  Dividend income                                                   $   523,952
  Interest income                                     $  34,290          84,329
  Net appreciation in fair value
    of investments (Note 2)               $1,697                      1,105,860
                                          ------      ---------     -----------

Total investment income                    1,697         34,290       1,714,141
                                          ------      ---------     -----------

Contributions (Note 5):
  By Plan members                                                     2,787,954
  By the Company                                                        374,497
                                          ------      ---------     -----------

                                                                      3,162,451
                                          ------      ---------     -----------

Transfers into fund from
  associated funds                                      524,462       2,253,699
                                          ------      ---------     -----------

Transfers out of fund to
  associated funds                          (971)      (229,083)     (2,253,699)
                                          ------      ---------      ----------

Withdrawals and forfeitures
  (Note 6)                                              (15,253)       (196,215)
                                          ------      ---------     -----------

Administrative expenses                                                  (8,027)
                                          ------      ---------     -----------

Net increase                                 726        314,416       4,672,350

Net assets available for benefits:

   Beginning of year                       7,117        310,764       6,512,579
                                          ------      ---------     -----------

   End of year                            $7,843      $ 625,180     $11,184,929
                                          ======      =========     ===========


   The accompanying notes are an integral part of these financial statements.

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS

                  ___________________________________________

1.  Plan Description:
    ----------------

    The Schuller International Hourly Employees Thrift Plan (the "Plan") provides eligible union hourly employees a convenient means for regular and systematic savings with several investment options. The Plan is offered as part of collective bargaining agreements between unions and Schuller International, (the "Company"). Plan participants have the option of directing the investment of their contributions and related Company contributions into any one or a combination of separate funds. Fidelity Institutional Retirement Services Company ("Fidelity"), the trustee of the Plan's assets, administers, manages and reports the Plan's investment transactions. The Plan offers the following Fidelity funds as investment options: the Retirement Government Money Market Portfolio, Managed Income Portfolio, Asset Manager, Disciplined Equity Fund, Value Fund, Magellan Fund, OTC Portfolio and the International Growth and Income Fund. Summarized information regarding eligibility, vesting, contributions and benefits is provided in the Summary Plan Document.

    In addition to the funds described above, some participants at December 31, 1995 had investments in the RVW Stock Pool, which contains shares of stock of Riverwood International Corporation ("Riverwood"). Riverwood was an affiliate of the Company until a private group of investors acquired all of its outstanding common stock during March, 1996. At that time, the Plan's investments in the RVW Stock Pool were likewise disposed of.

    The loan account holds loans made to eligible participants out of their vested account balances. Principal and interest payments are reinvested in the participant's investment funds (with the exception of the RVW Stock
    Pool) in accordance with the participant's investment election in effect at the time the payments are made.

    At December 31, 1995, there were a total of 1,432 employees participating in the Plan. They participated in one or more of the funds as follows:
    369 in the Retirement Government Money Market Portfolio, 367 in the Managed Income Portfolio, 602 in the Asset Manager, 588 in the Disciplined Equity Fund, 373 in the Value Fund, 912 in the Magellan Fund, 286 in the OTC Portfolio, 376 in the International Growth and Income Fund, and 14 in the RVW Stock Pool. Additionally, 326 participants had loans outstanding through the loan account at December 31, 1995.

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS

                  ___________________________________________

2.  Summary of Significant Accounting Policies:
    ------------------------------------------

    Investments in the Fidelity funds are stated at current values based upon the following:

    Retirement Government        original cost plus accrued interest.
         Money Market Portfolio

    Managed Income Portfolio     contract value (original cost plus accrued
                                 interest and contributions less withdrawals.)

    Asset Manager                quotations obtained directly from mutual fund
                                 company.

    Disciplined Equity Fund      quotations obtained directly from mutual fund
                                 company.

    Value Fund                   quotations obtained directly from mutual fund
                                 company.

    Magellan Fund                quotations obtained directly from mutual fund
                                 company.

    OTC Portfolio                quotations obtained directly from mutual fund
                                 company.

    International Growth         quotations obtained directly from mutual fund
         and Income Fund         company.

    RVW Stock Pool               stock quotations obtained from New York Stock
                                 Exchange.

    Transactions in the various funds are accounted for using the trade date. Realized gains or losses from such transactions are determined on the basis of average cost. Accrued income receivable on investments consists of dividends receivable based on the ex-dividend date and interest income receivable at December 31, 1995 and 1994.

    The Plan is exposed to credit risk in the event of nonperformance by the counterparties to financial instruments but has no off-balance-sheet credit risk of accounting loss. The Plan anticipates, however, that counterparties will be able to fully satisfy their obligations to the Plan. The Plan does not require collateral or other security to support investments with credit risk.

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS

                  ___________________________________________

2.  Summary of Significant Accounting Policies, continued:
    ------------------------------------------

    The Plan presents in the statement of changes in net assets available for benefits with fund information the net appreciation in the fair value of its investments which consists of the realized gains and the unrealized appreciation on those investments, including derivative financial instruments (see Note 4).

    The preparation of the Plan's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in these financial statements, including disclosures of contingent liabilities. Actual results may differ from those estimates.

    Certain prior year information has been reclassified to conform with the current presentation format.

3.  Investments:
    -----------

    The number of units and market value per unit at December 31, were as follows:

                                                       1995            1994
                                                       ----            ----

    Retirement Government Money Market*
    ----------------------------------
         Units                                    1,061,473          694,450
         Market value per unit                        $1.00            $1.00

    Managed Income Portfolio*
    ------------------------
         Units                                      944,450          630,064
         Market value per unit                        $1.00            $1.00

    Asset Manager*
    -------------
         Units                                       99,247           71,617
         Market value per unit                       $15.85           $13.83

    Disciplined Equity Fund*
    -----------------------
         Units                                       74,713           50,089
         Market value per unit                       $20.65           $17.94

    Value Fund*
    ----------
         Units                                       17,122           10,575
         Market value per unit                       $49.64           $40.81

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS

                  ___________________________________________

3.  Investments, continued:                          1995                 1994
    -----------                                      ----                 ----
    Magellan Fund*
    -------------
         Units                                     38,520               26,356
         Market value per unit                     $85.98               $66.80

    OTC Portfolio
    -------------
         Units                                     17,535                9,763
         Market value per unit                     $30.33               $23.27

    International Growth and Income Fund*
    ------------------------------------
         Units                                     32,843               22,393
         Market value per unit                     $17.95               $16.53

    RVW  Stock Pool
    ---------------
         Units                                        569                  635
         Market value per unit                     $13.77               $11.21

    Loan Account*
    ------------
         Remaining principal balance, at cost    $646,896             $322,726
           (approximates market)

 * Represents at least 5% of net assets available for benefits at December 31, 1995.

4.  Derivative Financial Instruments:
    --------------------------------

    The Plan has only limited involvement with derivative financial instruments and does not use them for trading purposes.

    The fair value of derivatives utilized by the funds is determined as the amounts the Plan would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses on open contracts. Market or dealer quotes are available for many derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value.

    Investments in the Asset Manager Fund, the Magellan Fund and the International Growth and Income Fund occasionally include derivative financial instruments such as futures, forward, swap or option contracts. During 1995, these derivative instruments comprise an immaterial portion of the total net assets available for benefits.

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS

                  ___________________________________________

4.  Derivative Financial Instruments, continued:
    --------------------------------

    The primary objectives of investing in domestic equity futures are to remain fully invested as well as to maintain liquidity ("long positions"), and to hedge against equity price declines ("short positions"). Futures contracts are settled on a daily basis using funds set aside in separate accounts. Foreign exchange forward contracts are entered into to manage foreign currency exchange exposures and to hedge the funds' investments against currency fluctuations.

5.  Contributions, Eligibility and Vesting:
    --------------------------------------

    Pre-tax Contributions - Eligible employees can contribute to the Plan ---------------------- through a reduction in wages on a pre-tax basis
                            (a "401(k)" Plan), depending on each participating location's collective bargaining agreements.

    The Plan provides for two pre-tax contribution formulas, depending upon the participating location's collective bargaining agreement:

         Eligible employees at participating locations can continue to contribute to the Plan, through a reduction in wages on a pre-tax basis, from 1% to 6% of wages (defined as regular fixed compensation plus commissions, bonuses, overtime pay and profit sharing distributions).

         OR

         Eligible employees at participating locations can contribute to the Plan, through a reduction in wages on a pre-tax basis, from 1% to 9% (8% for highly compensated employees) of wages (defined as regular fixed compensation plus commissions, bonuses, overtime pay and profit sharing distributions).

    After-tax Contributions - The Plan provides for two after tax contribution ------------------------ formulas:

         If the agreement sets forth the 1% - 6% pre-tax contribution, eligible employees can continue to contribute to the Plan on an after-tax basis, from 1% to 10% (in increments of 1%) of wages, regardless of whether or not the employee elected to make pre-tax contributions.

         OR

         If the agreement sets forth the 1% - 9% (8% for highly compensated employees) pre-tax contribution, eligible employees can contribute to the Plan, on an after-tax

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS

                  ___________________________________________

5.  Contributions, Eligibility and Vesting, continued:
    --------------------------------------

         basis, from 1% to 7% of wages, regardless of whether or not the employee elected to make pre-tax contributions.

    Company Contributions - The Company contribution is based upon fixed ---------------------- matches on the first 6% of pre-tax contributions, also pursuant to collective bargaining agreements. Voluntary after-tax contributions and rollover contributions are not matched by the Company. The Company's annual contribution made on behalf of any employee is subject to certain maximums as specified in the Plan and regulated by the Internal Revenue Service.

    Eligibility - Full-time union hourly employees may become participants of ------------ the Plan upon completing one year of service or immediately upon reemployment if previously an eligible employee. If the employee is not a regular full-time employee, such employee becomes eligible to participate after completing at least 1,000 hours and one year of service.

    Vesting - Employee contributions and earnings thereon vest to the -------- participant immediately. Company contributions and the earnings thereon vest to the participant with the earlier of five years service or three years participation in the Plan.

6.  Withdrawals and Forfeitures and Loans:
    -------------------------------------

    Rollover contributions which have been in the Plan at least 24 months and all vested amounts (except those relating to participant pre-tax contributions and earnings thereon) may be withdrawn by the participant at any time. Employee pre-tax contributions and earnings thereon may not be withdrawn until the participant attains age 59-1/2 or furnishes satisfactory proof of financial hardship.

    If a participant's employment is terminated for reasons other than death, disability or retirement, the participant forfeits any unvested Company contributions and applicable earnings. Participants with vested balances of at least $3,500, can elect to defer the distribution of funds to December 31 of the year they attain age 65.

    Forfeitures serve to reduce future contributions of the Company. A participant who is terminated and subsequently rehired by the Company within five years has the option of repaying to the Plan, within two years of the reemployment date, cash in one lump sum equal to the full amount received from the Plan at termination.

    If such repayment is made, the Company will restore to the participant's account the amounts previously forfeited.

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS

                  ___________________________________________

6.  Withdrawals and Forfeitures and Loans, continued:
    ------------------------------------

    A participant who retires or becomes disabled, and has a balance of at least $3,500, can elect to defer the distribution of funds credited to the participant in the Plan until April of the year following the year in which the participant attains age 70-1/2 or, in the event of death, the beneficiary can elect to defer distribution for a period of 60 months from date of death.

    Withdrawal of Company contributions is subject to suspension of Company contributions for the greater of three months or the time period during which the employee does not make contributions. Hardship withdrawals are subject to one year suspension of employee contributions. Suspension does not occur if the withdrawal is limited to after- tax contributions and the related earnings thereon.

    The Plan's loan provisions allow a participant to borrow up to 50% of the value of their vested account balances; however, in no event within the previous 12 month period can the participant's aggregate loan balance exceed $50,000. All loans are collateralized by the participant's account balances and bear interest at one percent over the prime rate.

7.  Tax Status:
    ----------

    The Plan is designed to constitute a qualified trust under Section 401(a) of the Internal Revenue Code and is therefore considered to be exempt from federal income tax under provisions of Section 501(a). An application was filed with the Internal Revenue Service on December 28, 1992 for a determination as to whether the Plan meets the qualification requirements of Section 401(a) of the Internal Revenue Code of 1986. On August 24, 1993, the Company received a favorable tax qualification determination letter, retroactive to January 1, 1989, from the Internal Revenue Service. Participants in the Plan will not be taxed on pre-tax contributions, rollover contributions, Company contributions to the Plan on their behalf or on earnings credited to their account until such contributions and earnings are distributed or otherwise made available to them.

8.  Termination of the Plan:
    -----------------------

    It is the intent of the Company to continue the Plan; however, in the event that the Plan is terminated by the Company, accounts would automatically be fully vested. The assets of the Plan would be distributed to the participants based on their account balances. In addition, any previously forfeited amounts which had not been applied to reduce Company contributions would be credited ratably to the accounts of the participants remaining in the Plan at the time of such termination.

                         SCHULLER INTERNATIONAL HOURLY
                             EMPLOYEES THRIFT PLAN
                         NOTES TO FINANCIAL STATEMENTS

                  _________________________________________


9.  Administrative Expenses Paid by Company:
    ---------------------------------------

    The Company paid approximately $16,000 in 1995 of administrative expenses to the Plan's trustee on behalf of the Plan, which is not included in the financial statements.

              SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               December 31, 1995


                                   Description of Investment Including
Identity of Issue, Borrower,         Maturity Date, Rate of Interest,
  Lessor, or Similar Party           Collateral, Par or Maturity Date              Share Balance        Cost        Current Value
- ----------------------------       ------------------------------------           ---------------    ----------    ---------------
Riverwood Common Stock Pool*       Common Stock                                         568.983      $    5,690      $     7,843

Magellan Fund                      Common stock and convertible securities
                                   mutual fund                                       38,520.201       2,834,053        3,311,967

Value Fund                         Common stock mutual fund of companies
                                   considered undervalued or having growth
                                   potential                                         17,122.092         753,867          849,941

OTC Portfolio                      Mutual fund of securities of companies
                                   mainly traded in the over-the-counter market      17,534.560         460,105          531,823

International Growth               Foreign equity and debt securities
  and Income Fund                  mutual fund                                       32,842.801         573,962          589,528

Asset Manager                      Mutual fund of domestic and foreign stocks,
                                   bonds, and short-term instruments                 99,246.901       1,452,585        1,573,063

Disciplined Equity Fund            Domestic common stocks mutual fund                74,713.228       1,437,155        1,542,081

Retirement Government
  Money Market                     Money market fund                              1,061,473.250       1,061,473        1,061,473

Managed Income Portfolio           Mutual fund of guaranteed investment
                                   contracts (GICS) and investment
                                   contracts with insurance and
                                   investment companies                             944,449.460         944,449          944,449

Loans to Plan members              Participant loans (1)                                                                 646,896
                                                                                                     ----------      -----------

                                                                                                     $9,523,339      $11,059,064
                                                                                                     ==========      ===========


(1) Loans to Plan members bear interest ranging from 7% to 10% and mature January 1996 through December, 2000.

* Party in interest

              SCHULLER INTERNATIONAL HOURLY EMPLOYEES THRIFT PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                               December 31, 1995



                                                                                                         Current Value
                                                                                                        at Transaction
  Identity of Fund         Description of Asset      Total Purchases     Total Sales    Cost of Asset        Date         Net Gain
- --------------------      ----------------------     ----------------   -------------  ---------------  --------------   -----------
Magellan Fund               Growth common stock
                            fund                      $1,534,501          $537,498          $478,231       $537,498         $59,267

Value Fund                  Long-term capital
                            growth mutual fund        $  469,427          $170,868          $161,679       $170,868         $ 9,189

OTC Portfolio               Small-capital growth
                            company mutual fund       $  417,155          $200,567          $180,056       $200,567         $20,511

International Growth        International growth
  and Income Fund           and equity mutual fund    $  304,146          $123,598          $122,541       $123,598         $ 1,057

Asset Manager               Asset allocation mutual
                            fund                      $  665,164          $255,776          $250,966       $255,776         $ 4,810

Disciplined Equity Fund     Domestic common stock
                            mutual fund               $  720,840          $207,209          $185,410       $207,209         $21,799

Retirement Government
  Money Market              Money market fund         $  619,394          $252,372          $252,372       $252,372

Managed Income Portfolio    Mutual fund of contract
                            with investment and
                            insurance companies       $  779,746          $465,360          $465,360       $465,360